NORIT N.V.
Nijverheidsweg-Noord 72
3812 PM Amersfoort
The Netherlands

                            July 17, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Norit N.V. Application for Withdrawal of
Registration Statement on Form F-1
(File No. 333-180194)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Norit N.V. (the “Company”) hereby requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-180194) (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the initial public offering contemplated by the Registration Statement. No securities were sold pursuant to the Registration Statement.

NORIT N.V.

By:	/s/ Ronald D. Thompson
Name:	Ronald D. Thompson
Title:	Director and Chief Executive Officer